TABLE OF EXHIBITS

No.	Exhibit
2.1	Minutes of Meetings of Board of Directors on September 15, 2021
2.2	Minutes of Meetings of Board of Directors on Occtober 21, 2021
2.3	Minutes of Meetings of Board of Directors on November 12, 2021
2.4	Minutes of Meetings of Board of Directors on November 16, 2021
2.5	Amendment to Sambular Asset Purchase Agreement
2.1*	Articles of Incorporation
2.2*	Bylaws
2.3*	Minutes of meetings of Board of Directors

*: Filed with original 1-A